Exhibit 21.1

LIST OF SUBSIDIARIES

The following entities are subsidiaries of Finance of America Companies Inc. as of the time of this prospectus

Name	Jurisdiction of Organization or Incorporation

Finance of America Commercial LLC	Delaware
Finance of America Equity Capital LLC	Delaware
Finance of America Funding LLC	Delaware
Finance of America Holdings LLC	Delaware
Finance of America Mortgage LLC	Delaware
Finance of America Reverse LLC	Delaware
Incenter LLC	Delaware
Replay Acquisition LLC	Delaware